FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2023
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Pricing of Cash Tender Offer dated 04 April 2023
Exhibit No. 2	Block Listing Six Monthly Return dated 13 April 2023
Exhibit No. 3	Dividend Declaration dated 25 April 2023
Exhibit No. 4	Total Voting Rights and Capital dated 28 April 2023

Exhibit No. 1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL (SEE "OFFER RESTRICTIONS" BELOW).

THIS ANNOUNCEMENT IS FOR INFORMATION ONLY AND IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES.

,

April 3, 2023

NATWEST GROUP PLC - PRICING OF CASH TENDER OFFER FOR ANY AND ALL OF ITS OUTSTANDING 5.125% SUBORDINATED TIER 2 NOTES DUE 2024

NatWest Group plc (the "Offeror") is announcing today, in respect of its previously announced tender offer to purchase for cash (the "Offer") any and all of its outstanding 5.125% Subordinated Tier 2 Notes due 2024 (the "Notes"), the Reference Yield and the Purchase Price for Notes validly tendered and accepted for purchase in respect of the Offer.

The Offer is being made on the terms and subject to the conditions set out in the offer to purchase dated March 27, 2023 and the related Notice of Guaranteed Delivery (together, the "Offer to Purchase"). Capitalized terms not otherwise defined in this announcement have the same meaning as in the Offer to Purchase.

Pricing for the Offer

The Reference Yield listed below was determined at 2:00 p.m., New York City time, today. The Purchase Price listed below is based on the Reference Yield plus the Fixed Spread as set forth in the table below:

Title of Security	Issuer	ISIN/CUSIP	Principal Amount Issued	Principal Amount Outstanding	Maturity	Fixed Spread (bps)	Reference U.S. Treasury Security	Reference Yield	Purchase Price
5.125% Subordinated Tier 2 Notes due 2024	The Royal Bank of Scotland Group plc(1)	US780099CH81 / 780099CH8	$2,250,000,000	$876,108,000	May 28, 2024	+135	4.625% U.S. Treasury Security due February 28, 2025 (ISIN: US91282CGN56)	4.064%	$996.76 per $1,000

 (1)   Now NatWest Group plc.

The Offer will expire at 5:00 p.m., New York City time, on April 3, 2023, unless extended (such date and time, as the same may be extended, the "Expiration Deadline") or earlier terminated. Holders must validly tender and not validly withdraw their Notes at or prior to the Expiration Deadline in order to be eligible to receive the Purchase Price. Notes validly tendered may be withdrawn at any time prior to the Withdrawal Deadline, but not thereafter.

In addition to the Purchase Price, holders of the Notes accepted for purchase pursuant to the Offer will also receive, on the Settlement Date, any accrued and unpaid interest on each $1,000 principal amount of such Notes (rounded to the nearest cent) from, and including, the last interest payment date up to, but not including, the Settlement Date ("Accrued Interest"). Holders whose Notes are tendered and accepted for purchase pursuant to the Guaranteed Delivery Procedures will not receive payment in respect of any interest for the period from and including the Settlement Date to the Guaranteed Delivery Settlement Date. Accrued Interest for each $1,000 principal amount of such Notes validly tendered and accepted for purchase will be rounded to the nearest $0.01, with $0.005 being rounded upwards, in accordance with the conditions of such Notes.

Unless the Offer is extended, reopened or earlier terminated, the Settlement Date is expected to be April 5, 2023, and the Guaranteed Delivery Settlement Date is expected to be April 6, 2023.

Offer Conditions

The Offer is not conditional upon any minimum amount of Notes being tendered. However, the Offer is conditional upon the satisfaction or waiver of certain conditions described in the Offer to Purchase.

Withdrawal Rights

Notes tendered pursuant to the Offer may be withdrawn at any time before the Withdrawal Deadline. In addition, if the Offer is extended, the Withdrawal Deadline will be extended to the earlier of (i) the Expiration Deadline (as extended) and (ii) the 10th Business Day after the commencement of the Offer (the "Commencement Date"). Notes tendered pursuant to the Offer may also be withdrawn at any time after the 60th Business Day after the Commencement Date if, for any reason, the Offer has not been consummated within 60 Business Days of the Commencement Date. If the Offer is terminated without any Notes being purchased thereunder, the Notes tendered pursuant thereto will be promptly returned to the tendering holders.

The relevant deadline set by DTC or any intermediary for the submission of Tender Instructions may be earlier than the deadlines set out herein.

FURTHER INFORMATION

Copies of the Offer to Purchase are available at the following web address: https://deals.is.kroll.com/natwest

Requests for assistance or additional copies of the Offer to Purchase may be directed to the Tender Agent and any questions regarding the terms of the Offer may be directed to the Dealer Managers listed below:

Tender Agent

Kroll Issuer Services Limited                                     Email: natwest@is.kroll.com

Owen Morris                                                              Telephone: +44 20 7704 0880

NatWest Treasury Markets

Scott Forrest                                                               Email: Scott.Forrest@Natwest.com

Head of Treasury DCM                                              Telephone: +44 7747 455969

Investor Relations

Paul Pybus                                                                 Email: paul.pybus@natwest.com

Head of Debt Investor Relations                               Telephone: +44 776 916 1183

250 Bishopsgate

London EC2M 4AA

Global Arranger and Lead Dealer Manager

NatWest Markets Securities Inc.                               Telephone: +44 20 7678 5222 (UK)

                                                                                   Telephone: +1 203 897 6166 (U.S.)

                                                                                   Telephone: +1 866 884 2071 (U.S. Toll Free)

                                                                                   Email: liabilitymanagement@natwestmarkets.com

                                                                                   Attn: Liability Management

Dealer Manager

TD Securities (USA) LLC                                          Telephone: +1 212 827 2842 (U.S.)

                                                              Telephone: +1 866 584 2096 (U.S. Toll Free)

                                                              Email: LM@tdsecurities.com

                                                                                    Attn: Liability Management Group

DISCLAIMER

This announcement and the Offer to Purchase (including the documents incorporated by reference therein) contain important information which should be read carefully before any decision is made with respect to the Offer. If you are in any doubt as to the contents of this announcement or the Offer to Purchase or the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offer. None of the Offeror, the Dealer Managers, the Tender Agent or the trustee (as applicable) with respect to the Notes (or any of their respective directors, employees or affiliates) make any recommendation as to whether holders should tender Notes pursuant to the Offer.

OFFER RESTRICTIONS

European Economic Area ("EEA")

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offer does not constitute an offer of securities to the public for the purposes of Regulation (EU) 2017/1129 (as amended, the "Prospectus Regulation") and accordingly the requirement to produce a prospectus under the Prospectus Regulation does not apply to the Offer.

United Kingdom

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offer are not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the "FSMA"). Accordingly, this announcement, the Offer to Purchase and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the Offer to Purchase and such other documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that they are only being distributed to and are only directed at persons to whom they can lawfully be circulated outside the United Kingdom or to: (i) persons in the United Kingdom having professional experience in matters relating to investments falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Order")); (ii) persons falling within Article 43 of the Order; or (iii) any other persons to whom the Offer to Purchase and such other documents and/or materials may otherwise lawfully be communicated under the Order (all such persons together being referred to as "relevant persons"). This announcement and the Offer to Purchase and such documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement and the Offer to Purchase relate is available only to relevant persons and will be engaged in only with relevant persons.

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offer does not constitute an offer of securities to the public for the purposes of s of Regulation (EU) 2017/1129 (as amended) as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (EUWA) (the "UK Prospectus Regulation") and accordingly the requirement to produce a prospectus under the UK Prospectus Regulation does not apply to the Offer.

Belgium

Neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Offer have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offer may not be advertised and the Offer will not be extended, and neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Offer (including any memorandum, information circular, brochure or any similar documents) have been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" in the sense of Article 2(e) of the Prospectus Regulation, acting on their own account. This announcement and the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offer. Accordingly, the information contained in this announcement and the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

France

This announcement, the Offer to Purchase and any other documents or offering materials relating to the Offer may not be distributed in the Republic of France except to qualified investors (investisseurs qualifiés) as defined in Article 2(e) of the Prospectus Regulation. This announcement and the Offer to Purchase have not been and will not be submitted for clearance to the Autorité des marchés financiers.

Italy

None of the Offer, this announcement, the Offer to Purchase or any other documents or materials relating to the Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB"), pursuant to applicable Italian laws and regulations.

The Offer is being carried out in the Republic of Italy ("Italy") as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the "Issuers' Regulation"). The Offer is also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers' Regulation.

Holders or beneficial owners of the Notes located in Italy can tender the Notes through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and the Offer.

General

The Offer does not constitute an offer to buy or the solicitation of an offer to sell Notes (and offers to sell will not be accepted from the holders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offer to be made by a licensed broker or dealer or similar and any of the Dealer Managers or any of the Dealer Manager's respective affiliates is such a licensed broker or dealer in that jurisdiction, the Offer shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of the Offeror in such jurisdiction.

Each holder participating in the Offer will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in the Offer to Purchase. Any tender of Notes pursuant to the Offer to Purchase from a holder that is unable to make these representations will be rejected. Each of the Offeror, the Dealer Managers and Kroll Issuer Services Limited reserves the right, in its absolute discretion (and without prejudice to the relevant holder's responsibility for the representations made by it), to investigate in relation to any tender of Notes, whether any such representation given by a holder is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such offer to sell will be rejected.

The Offeror and its respective affiliates expressly reserve the right at any time or from time to time following completion or termination of the Offer, to purchase or exchange or offer to purchase or exchange Notes or to issue an invitation to submit offers to sell Notes (including, without limitation, those tendered pursuant to the Offer but not accepted for purchase) through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, in each case on terms that may be more or less favorable than those contemplated by the Offer. In addition, the Offeror also reserves the right to issue new debt securities from time to time, including during the term of the Offer.

Legal Entity Identifier
NatWest Group plc	2138005O9XJIJN4JPN90

FORWARD-LOOKING STATEMENTS

From time to time, the Offeror may make statements, both written and oral, regarding its assumptions, projections, expectations, intentions or beliefs about future events.  These statements constitute "forward-looking statements".  The Offeror cautions that these statements may and often do vary materially from actual results.  Accordingly, the Offeror cannot assure you that actual results will not differ materially from those expressed or implied by the forward-looking statements. You should read the sections entitled "Risk Factors" in the Offer to Purchase and in the Annual Report of the Offeror on Form 20-F which is incorporated by reference therein, and in the section entitled "Forward-Looking Statements" in the Annual Report of the Offeror on Form 20-F, which is incorporated by reference in the Offer to Purchase.

Any forward-looking statements made herein, the Offer to Purchase or in the documents incorporated by reference therein speak only as of the date they are made. Except as required by the U.K. Financial Conduct Authority, any applicable stock exchange or any applicable law, the Offeror expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein, in the Offer to Purchase or the documents incorporated by reference therein to reflect any changes in expectations with regard thereto or any new information or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that the Offeror has made or may make in documents that the Offeror has filed or may file with the U.S. Securities and Exchange Commission.

Exhibit No. 2

BLOCK LISTING SIX MONTHLY RETURN

Date: 13 April 2023

Name of applicant:		NatWest Group plc
Name of scheme:		NatWest Group plc 2007 Sharesave Plan
Period of return:	From:	1 October 2022	To:	31 March 2023
Balance of unallotted securities under scheme(s) from previous return:		9,147,944
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Less: adjustments to balance of unallotted securities due to share consolidation during period:		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		9,147,944

Name of applicant:		NatWest Group plc
Name of scheme:		NatWest Group plc 2007 Irish Sharesave Plan
Period of return:	From:	1 October 2022	To:	31 March 2023
Balance of unallotted securities under scheme(s) from previous return:		1,238,094
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Less: adjustments to balance of unallotted securities due to share consolidation during period:		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,238,094

Name of applicant:		NatWest Group plc
Name of scheme:		NatWest Group plc UK Sharesave Plan 2017
Period of return:	From:	1 October 2022	To:	31 March 2023
Balance of unallotted securities under scheme(s) from previous return:		917,280
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Less: adjustments to balance of unallotted securities due to share consolidation during period:		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		917,280

Name of applicant:		NatWest Group plc
Name of scheme:		NatWest Group plc Irish Sharesave Plan 2017
Period of return:	From:	1 October 2022	To:	31 March 2023
Balance of unallotted securities under scheme(s) from previous return:		464,282
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Less: adjustments to balance of unallotted securities due to share consolidation during period:		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		464,282

Name of applicant:		NatWest Group plc
Name of scheme:		NatWest Group plc Employee Share Plan 2014
Period of return:	From:	1 October 2022	To:	31 March 2023
Balance of unallotted securities under scheme(s) from previous return:		17,107,272
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Less: adjustments to balance of unallotted securities due to share consolidation during period:		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		17,107,272

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 3

NatWest Group plc

25 April 2023

DIVIDENDS ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE HALF YEAR TO 31 MARCH 2023

The Directors have declared half-yearly dividends on the 11 per cent and the 5.5 per cent cumulative preference shares. Unless otherwise resolved by the Board, the dividends will be paid on 31 May 2023 at the rate of 5.5 per cent and 2.75 per cent respectively, and will be paid to those preference shareholders on the register at the close of business on 5 May 2023.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

End

Exhibit No. 4

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 28 April 2023.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			28 April 2023
Ordinary Shares of £1.0769* (excluding ordinary shares held in treasury)	9,530,004,988	4	38,120,019,952
Ordinary Shares of £1.0769* held in treasury	85,466,736	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	9,615,954,864		38,121,952,512

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 38,121,952,512 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 28 April 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary